Contact

www.linkedin.com/in/christine-li-09207263 (LinkedIn)

Christine Li

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Singapore

Experience

MBK Healthcare Management

Vice President

October 2018 - Present (5 years 7 months)

Parkway Pantai Limited

Senior Manager

September 2017 - July 2018 (11 months)

Singapore

Parkway Pantai Limited

2 years 6 months

Manager

January 2014 - June 2015 (1 year 6 months)

Singapore

Assistant Manager

January 2013 - January 2014 (1 year 1 month)

Education

Harvard Business School

Master of Business Administration - MBA · (2015 - 2017)

National University of Singapore

Bachelor of Medicine, Bachelor of Surgery - MBBS, Medicine · (2005 - 2010)